Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2007

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$3,437	$3,437
Plus
Interest included in expense	5,401	5,401
One-third of rental expense(b)	87	87
Adjusted “earnings”	$8,925	$8,925

Fixed charges
Interest included in expense	$5,401	$5,401
Interest capitalized	20	20
One-third of rental expense(b)	87	87
Total fixed charges	$5,508	$5,508

Ratio of earnings to fixed charges	1.62

Preferred stock dividend requirements		$-

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.11

Preferred stock dividend factor on pre-tax basis		-
Fixed charges		5,508

Total fixed charges and preferred stock dividend requirements		$5,508

Ratio of earnings to combined fixed charges and preferred stock dividends		1.62

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Considered to be representative of interest factor in rental expense.